Mail Stop 3561

January 11, 2010

<u>Via Fax & U.S. Mail</u>

Ms. Nicole M. Ringenberg, Vice President and Controller
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

  Re: Monsanto Company
     Form 10-K for the fiscal year ended August 31, 2009
     Filed October 27, 2009
     File No. 001-16167

Dear Ms. Ringenberg:

We have reviewed your filings and have the following comments. Unless otherwise
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comments
are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the
comments are deemed inappropriate, advise the staff of your reason. Your response
should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended August 31, 2009

Item 6. Selected Financial Data, page 18

1. We note that the company has disclosed its current ratio and debt to capital ratio in the company's selected financial data for all periods presented. In future filings, please revise your Annual Report on Form 10-K to include Exhibit 12 reflecting the calculation of these ratios for all periods presented. Refer to the guidance outlined in Item 601(b)(12) of Regulation S-K.

Financial Statements, page 49
Notes to Consolidated Financial Statements, page 55
Note 2 – Significant Accounting Policies, page 55
Revenue Recognition, page 56

2. We note the discussion in the fourth paragraph on page 57 which indicates that to reduce credit exposure in Latin America, Monsanto collects payments on certain customer accounts in grain. We also note that Monsanto does not take ownership of the grain or the associated inventory risks and therefore does not record revenue or the related costs of sales for the grain. We further note that such arrangements are negotiated at the time Monsanto's products are sold to the customers and are valued at the prevailing grain commodity prices on that day. We also note that by entering into forward sales contracts with grain merchants, Monsanto mitigates the commodity price exposure from the time the contract is signed with the customer until the time the grain is collected from the customer by the grain merchant on Monsanto's behalf and converted into cash for Monsanto.

   With regards to these arrangements, please tell us and revise the notes to the company's financial statements to explain in further detail how the company accounts for these arrangements in its financial statements. As part of your response and your revised disclosures, please address the following:

   - Please tell us and clarify in your future disclosures whether the sales arrangements collectible in grain and the related forward contracts with grain merchants are entered into at the same time or within a short time period of each other. Also, please indicate whether the terms at which the grain is priced for purposes of the sales transaction is equivalent to the price at which the grain is priced for purposes of the forward sales transaction. If not, please explain how the forward sales contracts are or have impacted the company's margins on the related sales transactions and explain how any differences are accounted for in the company's financial statements along with the basis or rationale for the treatment used.
   - Please tell us the volume and dollar amount of sales to Latin American customers that were collectible in grain rather than in cash during the most

recent periods presented in the company's financial statements. Also, please tell us the currency in which the forward sales contracts are collectible from the grain merchants and explain how this factors into your accounting treatment, as applicable.

- Please explain the relevant technical accounting literature that is applied in accounting for these transactions in the company's financial statements.

We may have further comment upon receipt of your response.

Note 25. Commitments and Contingencies, page 99

3. We note the disclosure included in Note 25 indicating that the company has established reserves for environmental and litigation related contingencies aggregating approximately $262 million at August 31, 2009. However, we note that the discussion provided with respect these reserves is somewhat vague and boilerplate in nature in that it does not describe the judgments and significant assumptions that were used in determining the amounts of any reserves or accruals recognized. As outlined in SAB Topic 5Y, Question 2, the staff generally believes that product liability and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of possible outcomes that could have a material effect on the registrant's financial condition, results of operations or liquidity. In future filings, please revise the notes to the company's financial statements to include the following additional disclosures with respect to these reserves:

- Since your discussion in MD&A on page 40 indicates that the reserves have been recorded on a discounted basis, revise future filings to disclose the discount rate or rates used in determining such reserves and the basis or rationale for determining the discount rate, along with the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, along with a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position. Refer to the guidance outlined in SAB Topic 5:Y, Question 1.
- Revise to disclose the material components of the accruals which have been established and the significant assumptions underlying these estimates.
- Revise to provide an assessment regarding the potential impact of uncertainties or environmental liabilities not reflected in the liability recognized on the company's financial statements as a whole, including the company's future results of operations. Please note that the company's current disclosure indicating that these matters are not expected to have a

material adverse effect on the company's consolidated financial position and liquidity is not considered adequate.

Also, please note that as outlined in SAB Topic 5:Y, Questions 2, a statement that the contingency is not expected to be material does not satisfy the requirements of SFAS No.5, if there is at least a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's securities. In that case, the registrant must either disclose the estimated additional loss or range of loss or state that such an estimate cannot be made. Please revise the company's financial statement disclosures in future filings to comply with the guidance outlined in SAB Topic 5:Y.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Nicole M. Ringenberg, Vice President and Controller
Monsanto Company
January 11, 2010
Page 5

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Linda Cvrkel
        Branch Chief